INTERFACE, INC.
2859 PACES FERRY ROAD, SUITE 2000
ATLANTA, GEORGIA 30339
March 23, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Registration Statement on Form S-4, as amended, File Nos. 333-172045 and 333-172045-01 through 333-172045-24, of Interface Inc. and Additional Registrants filed on February 3, 2011 (the “Registration Statement”)
Ladies and Gentlemen:
     This letter is to supplementally advise the Securities and Exchange Commission (the “Commission”) that the undersigned registrants (the “Registrants”) are registering their exchange offer, as described in the Registration Statement, in reliance on the Commission’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co., Inc. (available June 5, 1991), and Shearman & Sterling (available July 2, 1993).
     The exchange offer relates to the Registrants’ offer to exchange up to $275 million in aggregate principal amount of the series of already outstanding 7 5/8% Senior Notes due 2018 (the “Old Notes”), which have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), for substantially identical series of newly issued notes (the “New Notes”) that will be so registered.
     The Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the New Notes to be issued in the exchange offer and, to the best of the Registrants’ information and belief, each person participating in the exchange offer is acquiring the New Notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the exchange offer. In this regard, the Registrants hereby represent that they will make each person participating in the exchange offer aware (through the exchange offer prospectus and letter of transmittal) that (1) if such person is participating in the exchange offer for the purpose of distributing the New Notes to be acquired in the exchange offer, such person (a) cannot rely on the Commission’s position in Exxon Capital, Morgan Stanley and Shearman & Sterling or other interpretative letters to similar effect and (b) must comply with the registration and prospectus delivery requirements of the Securities Act; and (2) any broker-dealer who holds New Notes acquired for its own account as a result of market-making activities or other trading activities and who is participating in the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The Registrants further acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

Securities and Exchange Commission
March 23, 2011

     Furthermore, the Registrants hereby represent that, with respect to any broker-dealer that participates in the exchange offer with respect to any Old Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or any affiliate thereof to distribute the New Notes.
     Furthermore, the Registrants acknowledge that they will include in the letter of transmittal, to be executed by an offeree in order to participate in the exchange offer, a provision stipulating that if the offeree is a broker-dealer holding New Notes acquired for its own account as a result of market-making activities or other trading activities, such offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in the exchange offer.
     If you have any questions or comments, please contact outside legal counsel to the Registrants, James W. Stevens of Kilpatrick Townsend & Stockton LLP at (404) 815-6500.

Sincerely, INTERFACE, INC.
By:	/s/ Patrick C. Lynch
Patrick C. Lynch
Senior Vice President and Chief Financial Officer

INTERFACEFLOR, LLC	RE:SOURCE AMERICAS ENTERPRISES, INC.
BENTLEY PRINCE STREET, INC.	RE:SOURCE MINNESOTA, INC.
BENTLEY MILLS, INC.	RE:SOURCE NORTH CAROLINA, INC.
COMMERCIAL FLOORING SYSTEMS, INC.	RE:SOURCE NEW YORK, INC.
FLOORING CONSULTANTS, INC.	RE:SOURCE OREGON, INC.
INTERFACE AMERICAS, INC.	RE:SOURCE SOUTHERN CALIFORNIA, INC.
INTERFACE ARCHITECTURAL RESOURCES, INC.	RE:SOURCE WASHINGTON, D.C., INC.
INTERFACE OVERSEAS HOLDINGS, INC.	SOUTHERN CONTRACT SYSTEMS, INC.
FLOR, INC.	SUPERIOR/REISER FLOORING RESOURCES, INC.
QUAKER CITY INTERNATIONAL, INC.

By:	/s/ Patrick C. Lynch
Patrick C. Lynch
Senior Vice President

(Signatures continued on next page.)

Securities and Exchange Commission
March 23, 2011

INTERFACE GLOBAL COMPANY APS
By:	/s/ Daniel T. Hendrix
Daniel T. Hendrix
Senior Vice President and Director

INTERFACESERVICES, INC.
By:	/s/ Keith E. Wright
Keith E. Wright
Treasurer

INTERFACE REAL ESTATE HOLDINGS, LLC,
By:	BENTLEY PRINCE STREET, INC., its sole member

By:	/s/ Patrick C. Lynch
Patrick C. Lynch
Senior Vice President

INTERFACE AMERICAS HOLDINGS, LLC,
By:	INTERFACE, INC., its manager

By:	/s/ Patrick C. Lynch
Patrick C. Lynch
Senior Vice President

(Signatures continued on next page.)

Securities and Exchange Commission
March 23, 2011

INTERFACE AMERICAS RE:SOURCE TECHNOLOGIES, LLC,
By:	INTERFACEFLOR, LLC, its sole member

By:	/s/ Patrick C. Lynch
Patrick C. Lynch
Senior Vice President